Butterfield Reports Second Quarter 2021 Results

Financial highlights for the second quarter of 2021:
•Net income of $39.6 million, or $0.79 per share, and core net income1 of $40.1 million, or $0.80 per share
•Return on average common equity of 16.7% and core return on average tangible common equity1 of 18.7%
•Credit reserve release of $1.0 million primarily due to improved macroeconomic growth forecast
•Board declares dividend for the quarter ended June 30, 2021 of $0.44 per share

Hamilton, Bermuda - July 26, 2021: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the second quarter ended June 30, 2021.
Net income for the second quarter of 2021 was $39.6 million, or $0.79 per diluted common share, compared to net income of $41.6 million, or $0.83 per diluted common shares, for the previous quarter and $34.3 million, or $0.67 per diluted common share, for the second quarter of 2020. Core net income1 for the second quarter of 2021 was $40.1 million, or $0.80 per diluted common share, compared to $41.6 million, or $0.83 per diluted common share, for the previous quarter and $34.4 million, or $0.67 per diluted common share, for the second quarter of 2020.
The core return on average tangible common equity1 for the second quarter of 2021 was 18.7%, compared to 19.3% for the previous quarter and 15.5% for the second quarter of 2020. The efficiency ratio for the second quarter of 2021 was 67.4%, compared to 64.8% from the previous quarter and 66.7% from the second quarter of 2020. The core efficiency ratio1 for the second quarter of 2021 was 66.3%, compared to 64.8% from the previous quarter and 66.7% from the second quarter of 2020.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, "Butterfield produced a solid second quarter of 2021 with a core return on average tangible common equity of 18.7%, despite a sustained low interest rate environment. Our consistent high returns, even through the pandemic, is the product of a business model characterized by low credit risk, substantial liquidity, strong fee income, and favorable competitive dynamics. We are able to generate a recurring 15% to 25% core return on average tangible common equity throughout the interest rate cycle, while only lending in our home jurisdictions, where we have market knowledge, and investing excess deposits in U.S. Government Treasuries and Agencies.
“In the second quarter, Butterfield generated higher non-interest income and steady net interest income. We remain committed to the thoughtful management of capital which we allocate to a sustainable quarterly dividend, modest organic growth, potential acquisitions, and share repurchases subject to market conditions. As our deposits continue to grow through deepening corporate, trust, and private banking relationships, we will monitor the duration of these liabilities to offer off-balance sheet investment products where appropriate.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

“All of our operating jurisdictions fared relatively well during the pandemic as airports and sea borders closed, a testament to the indigenous wealth and strong domestic economies of small island nations. International business in Bermuda, Cayman, and the Channel Islands was largely unaffected due to the success of remote working models. As vaccinations rise, we are seeing improvements in tourism and business volumes across our markets, although offshore economies may regress somewhat if variants emerge during the winter months impacting flight capacity. We continue to explore potential acquisition targets with an emphasis on private trust and in-market banking opportunities and will keep the market apprised of any developments as appropriate."
Net interest income (“NII”) for the second quarter of 2021 was $74.7 million, a marginal decrease of $0.2 million compared with NII of $74.9 million in the previous quarter and down $4.4 million from $79.1 million in the second quarter of 2020. NII was relatively flat during the second quarter of 2021 compared to the prior quarter with lower asset margins substantially offset by higher volumes. In the second quarter of 2021, NII was lower compared to the second quarter of 2020 due to lower reinvestment yields from cash received as a result of accelerated prepayments of US agency mortgage backed securities.
Net interest margin (“NIM”) for the second quarter of 2021 was 2.01%, a decrease of 8 basis points from 2.09% in the previous quarter and down 47 basis points from 2.48% in the second quarter of 2020. NIM in the second quarter of 2021 was lower than the prior quarter and second quarter of 2020 primarily due to lower margins on investments and loans, which was slightly offset by lower deposit costs.
Non-interest income for the second quarter of 2021 of $48.8 million was $1.3 million higher than the $47.6 million earned in the previous quarter and $7.2 million higher than $41.7 million in the second quarter of 2020. Compared to the prior quarter, banking fees increased due to higher credit card and debit card usage, partially offset by lower foreign exchange fees.
Credit reserve releases totaled $1.0 million for the second quarter of 2021 versus a release of $1.5 million in the previous quarter and a provision expense of $4.4 million during the second quarter of 2020. Continued improvement in economic growth forecasts resulted in a decrease of future expected credit losses.
Non-interest expenses were $84.8 million in the second quarter of 2021, compared to $80.9 million in the previous quarter and $82.0 million in the second quarter of 2020. Core non-interest expenses1 were $83.4 million in the second quarter of 2021, compared to $80.9 million in the previous quarter and $81.9 million in the second quarter of 2020. Non-interest expenses were higher in the second quarter of 2021 compared to the prior quarter and the second quarter of 2020 primarily due to costs associated with the transfer of the Channel Islands banking operations function from Mauritius to Butterfield's service center in Canada and Guernsey, increased consultancy and staff incentive costs, and a one-time payout program for pandemic-related unused vacation.
Period end deposit balances increased significantly to $14.2 billion from $13.3 billion as at December 31, 2020. Deposits continued to grow across all jurisdictions as customers maintained elevated deposit balances.
The Bank continued its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on August 24, 2021 to shareholders of record on August 10, 2021. During the second quarter of 2021, Butterfield also repurchased 0.1 million common shares under the Bank's current 2.0 million common share repurchase plan authorization.
The current total regulatory capital ratio as at June 30, 2021 was 19.5% as calculated under Basel III, compared to 19.8% as at December 31, 2020. Both of these ratios remain significantly above the Basel III regulatory requirements applicable to the Bank.
The Bank is close to resolving the United States Department of Justice’s inquiry into Butterfield’s legacy business with U.S. clients which dates back to late 2013. The financial component of such resolution would be in line with the existing provision of $5.5 million in the Bank’s financial statements as recorded in 2015 and 2016.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2021	March 31, 2021	June 30, 2020
Non-interest income	48.8	47.6	41.7
Net interest income before provision for credit losses	74.7	74.9	79.1
Total net revenue before provision for credit losses and other gains (losses)	123.5	122.5	120.8
Provision for credit recoveries (losses)	1.0	1.5	(4.4)
Total other gains (losses)	0.7	(0.8)	0.7
Total net revenue	125.2	123.3	117.1
Non-interest expenses	(84.8)	(80.9)	(82.0)
Total net income before taxes	40.4	42.4	35.1
Income tax benefit (expense)	(0.8)	(0.7)	(0.8)
Net income	39.6	41.6	34.3

Net earnings per share
Basic	0.80	0.84	0.68
Diluted	0.79	0.83	0.67

Per diluted share impact of other non-core items [1]	0.01	—	—
Core earnings per share on a fully diluted basis [1]	0.80	0.83	0.67

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,945	49,894	50,984

Key financial ratios
Return on common equity	16.7%	17.5%	14.0%
Core return on average tangible common equity [1]	18.7%	19.3%	15.5%
Return on average assets	1.0%	1.1%	1.0%
Net interest margin	2.01%	2.09%	2.48%
Core efficiency ratio [1]	66.3%	64.8%	66.7%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2021	December 31, 2020
Cash due from banks	2,766	3,290
Securities purchased under agreements to resell	157	197
Short-term investments	1,494	823
Investments in securities	5,605	4,863
Loans, net of allowance for credit losses	5,221	5,161
Premises, equipment and computer software, net of accumulated depreciation	141	151
Goodwill and intangibles, net	90	93
Accrued interest and other assets	190	162
Total assets	15,665	14,739

Total deposits	14,193	13,250
Accrued interest and other liabilities	334	335
Long-term debt	172	171
Total liabilities	14,698	13,757
Common shareholders’ equity	967	982
Total shareholders' equity	967	982
Total liabilities and shareholders' equity	15,665	14,739

Key Balance Sheet Ratios:	June 30, 2021	December 31, 2020
Common equity tier 1 capital ratio[1]	16.1%	16.1%
Tier 1 capital ratio[1]	16.1%	16.1%
Total capital ratio[1]	19.5%	19.8%
Leverage ratio[1]	5.2%	5.3%
Risk-Weighted Assets (in $ millions)	5,321	5,069
Risk-Weighted Assets / total assets	34.0%	34.4%
Tangible common equity ratio	5.6%	6.1%
Book value per common share (in $)	19.49	19.88
Tangible book value per share (in $)	17.67	18.00
Non-accrual loans/gross loans	1.3%	1.4%
Non-performing assets/total assets	0.6%	0.6%
Total coverage ratio	44.6%	47.0%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED JUNE 30, 2021 COMPARED WITH THE QUARTER ENDED MARCH 31, 2021
Net Income
Net income for the quarter ended June 30, 2021 was $39.6 million, down $2.0 million from $41.6 million in the prior quarter.
The $2.0 million decrease in net income in the quarter ended June 30, 2021 compared to the previous quarter was due principally to the following:
•$4.1 million increase in staff-related expenses driven by redundancy costs associated with the transfer of Channel Islands banking operations from Mauritius to Butterfield's service center in Canada and Guernsey; costs associated with a one-time election provided to employees to have excess unused vacation entitlements paid out in cash; and increased consultancy costs and staff incentive costs;
•$1.4 million increase in other gains (losses) driven by the sale of the seed investments in Butterfield mutual funds and the disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007;
•$1.3 million increase in non-interest income is mainly due to a $1.1 million increase in banking income due to increased card services income as a result of higher transaction volumes, coupled with higher facility non-utilization fees and a one-off loan breakage fee; and
•$0.6 million decrease in recoveries of credit losses driven by a lower incremental improvement in macroeconomic forecasts impacting future expected credit loss estimates.

Non-Core Items1
Non-core items resulted in a net expense of $0.5 million in the second quarter of 2021. Non-core items for the period were incurred from the gain on the disposal of the Visa Inc. Class B shares and redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service center in Canada and Guernsey.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2021 COMPARED WITH DECEMBER 31, 2020
Total Assets
Total assets of the Bank were $15.7 billion at June 30, 2021, an increase of $0.9 billion from December 31, 2020. The Bank maintained a highly liquid position at June 30, 2021, with its $10.0 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 64.0% of total assets, compared with 62.2% at December 31, 2020.
Loans Receivable
The loan portfolio totaled $5.2 billion at June 30, 2021, which was $0.1 billion higher than December 31, 2020 balances. Cayman and the Channel Islands and UK segments saw growth in their residential mortgage portfolios.
Allowance for credit losses at June 30, 2021 totaled $29.5 million, a decrease of $4.6 million from $34.1 million at December 31, 2020. The movement was due primarily to collateral sales and charge-off of loans that had previously been provisioned for, and improving macro-economic forecasts which drive the estimate of expected credit losses.
The loan portfolio represented 33.3% of total assets at June 30, 2021 (December 31, 2020: 35.0%), while loans as a percentage of total deposits decreased to 36.8% at June 30, 2021 from 38.9% at December 31, 2020. The decrease in both ratios are due principally to an increase in customer deposits at June 30, 2021 due to corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda.
As of June 30, 2021, the Bank had gross non-accrual loans of $66.1 million, representing 1.3% of total gross loans, a decrease of $6.4 million from the $72.5 million, or 1.4% of total loans, at December 31, 2020. The decrease in non-accrual loans was driven by the payoff of residential mortgages in Bermuda.
Other real estate owned (“OREO”) increased by $0.3 million at June 30, 2021 due to one new foreclosure in Bermuda in the quarter.
Investment in Securities
The investment portfolio was $5.6 billion at June 30, 2021, up $0.7 billion from $4.9 billion in December 31, 2020. The increase is due to deployment of assets into the investment portfolio.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield decreased to 1.82% during the quarter ended June 30, 2021 from 1.95% during the previous quarter. Total net unrealized gains on the available-for-sale and held-to-maturity portfolios decreased to $77.7 million, compared with total net unrealized gains of $183.2 million at December 31, 2020, as a result of increased long-term US dollar interest rates.
Deposits
Average deposits were $13.8 billion in the second quarter of 2021, an increase of $0.4 billion compared to the previous quarter.

Average Balance Sheet2

	For the three months ended
	June 30, 2021			March 31, 2021			June 30, 2020
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	4,181.6	0.2	0.02	4,180.1	0.6	0.06	3,358.4	1.1	0.13
Investment in securities	5,515.5	25.0	1.82	5,208.5	25.1	1.95	4,426.6	27.8	2.52
Equity securities at fair value	0.8			2.0			1.4
Available-for-sale	2,996.4	12.2	1.63	2,864.6	11.9	1.69	2,340.9	12.8	2.19
Held-to-maturity	2,518.4	12.8	2.04	2,341.8	13.1	2.27	2,084.4	15.1	2.90
Loans	5,205.1	55.5	4.28	5,161.9	55.6	4.37	4,997.4	56.4	4.53
Commercial	1,610.7	18.2	4.54	1,612.2	18.9	4.75	1,693.3	21.5	5.09
Consumer	3,594.4	37.2	4.16	3,549.7	36.7	4.20	3,304.1	34.9	4.24
Interest earning assets	14,902.2	80.7	2.17	14,550.5	81.2	2.26	12,782.3	85.3	2.68
Other assets	361.3			371.2			401.3
Total assets	15,263.6			14,921.8			13,183.6
Liabilities
Deposits	10,925.6	(3.6)	(0.13)	10,538.7	(3.9)	(0.15)	9,661.8	(4.1)	(0.17)
Long-term debt	171.6	(2.4)	(5.61)	171.5	(2.4)	(5.68)	165.8	(2.1)	(5.00)
Interest bearing liabilities	11,097.2	(6.0)	(0.22)	10,710.2	(6.3)	(0.24)	9,827.6	(6.2)	(0.25)
Non-interest bearing current accounts	2,853.1			2,839.9			2,166.8
Other liabilities	326.1			294.3			274.2
Total liabilities	14,276.4			13,844.4			12,268.6
Shareholders’ equity	987.1			1,077.4			915.0
Total liabilities and shareholders’ equity	15,263.6			14,921.8			13,183.6
Non-interest-bearing funds net of non-interest earning assets (free balance)	3,805.0			3,840.3			2,954.7
Net interest margin		74.7	2.01		74.9	2.09		79.1	2.48
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $105.6 billion and $35.7 billion, respectively, at June 30, 2021, while assets under management were $5.5 billion at June 30, 2021. This compares with $104.1 billion, $32.4 billion and $5.6 billion, respectively, at December 31, 2020.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2021	March 31, 2021	June 30, 2020
Net income	39.6	41.6	34.3
Non-core items
Non-core (gains) losses
Gain on disposal of Visa Inc. Class B shares	(0.9)	—	—
Total non-core (gains) losses	(0.9)	—	—
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	1.4	—	0.1
Total non-core expenses	1.4	—	0.1
Total non-core items	0.5	—	0.1
Core net income	40.1	41.6	34.4

Average common equity	950.6	966.7	985.0
Less: average goodwill and intangible assets	(91.4)	(92.4)	(90.5)
Average tangible common equity	859.2	874.2	894.5
Core earnings per share fully diluted	0.80	0.83	0.67
Return on common equity	16.7%	17.5%	14.0%
Core return on average tangible common equity	18.7%	19.3%	15.5%

Shareholders' equity	966.6	936.5	990.3
Less: goodwill and intangible assets	(90.2)	(91.5)	(89.7)
Tangible common equity	876.4	844.9	900.7
Basic participating shares outstanding (in millions)	49.6	49.7	50.2
Tangible book value per common share	17.67	17.00	17.94

Non-interest expenses	84.8	80.9	82.0
Less: non-core expenses	(1.4)	—	(0.1)
Less: amortization of intangibles	(1.5)	(1.5)	(1.4)
Core non-interest expenses before amortization of intangibles	81.9	79.4	80.5
Core revenue before other gains and losses and provision for credit losses	123.5	122.5	120.8
Core efficiency ratio	66.3%	64.8%	66.7%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, July 27, 2021 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 VP, Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com